EXHIBIT 12

Actual Data	2007	2008	2009	2010	2011
Fixed Charges
Cash interest expense	$45,677	$44,387	$52,358	$57,318	$57,476
Paid in kind interest expense	3,381	3,978	4,917	3,263	6,300
Amortization of capitalized expenses related to indebtedness	3,737	2,912	5,067	7,192	10,143

Total fixed charges	$52,795	$51,277	$62,342	$67,773	$73,919

Earnings

Pre-tax earnings (loss)	$(42,780)	$(25,347)	$(17,193)	$21,933	$(37,410)
Fixed charges	52,795	51,277	62,342	67,773	73,919

Earnings before fixed charges	$10,015	$25,930	$45,149	$89,706	$36,509
Ratio of earnings to fixed charges	0.19	0.51	0.72	1.32	0.49